think outside the bank



Salisbury Bancorp, Inc. annual report

2007

SALISBURY BANK | enriching.

Salisbury Bancorp, Inc. is the holding company for Salisbury Bank and Trust Company

annual shareholders meeting

Wednesday
May 14, 2008, 4:00 p.m.
The Interlaken Inn
74 Interlaken Road
Lakeville, CT 06039

contents

inside front cover:
our vision and leadership team

1
a message to shareholders

2-7
the bank and the community

8
selected financial data

9
management's discussion and analysis

20
independent auditors' report

21
consolidated financial statements

26
notes to consolidated financial statements

48
market for registrant's common equity

50
board of directors
advisory board

51
officers
branch managers

52
mission statement
profile of the corporation
shareholder information

inside back cover:
branch locations

our vision:

We will treat every customer as if they are our only customer.



our leadership team:

Richard J. Cantele, Jr.
President and Chief Operating Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

John F. Perotti
Chairman and Chief Executive Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

enriching.

To make rich or richer. To make fuller, more meaningful, or more rewarding.

a message to shareholders:

"Think outside the bank" truly represents the accomplishments of Salisbury Bank in 2007. Both Rick and I are proud to share stories of our new products, services, programs, our new branch and even our all new website, all of which reflect the guiding principle we developed and now live by: enriching. So read on and discover how enriching the lives of our customers, employees, community and our environment is not only a sound business strategy, it is a reflection of who we are.

Let's talk numbers. In 2007, we built upon our already strong foundation which grew and strengthened our franchise. Our loan base grew to $271 million with a significant increase in commercial loans, which comprise 33.75 percent of the total loan portfolio. We maintained our strong asset quality with non-performing assets to total assets of .40 percent at year end. Total loans charged off during the year were $102,789 while recoveries were $103,564. The allowance for loan losses to total loans was .91 percent at December 31, 2007.

Dividends declared for the year totaled $1.08 per common share and represented an increase of four percent over the 2006 dividends of $1.04 per common share. This marks the 25th consecutive year that the dividend has increased over the previous year.

Our Trust and Wealth Advisory Services Division grew with a net market value increase of $38 million during the year to $353 million under management at year end. The Division contributed $2 million in non-interest income during the year.

2007 also saw the addition of our new branch in Dover Plains, New York making Salisbury Bank a true tri-state bank.

Banking above and beyond. We could not bring our "enriching" principles to life without the extraordinary employees who embody this concept. We would like to recognize all who have participated in the extensive customer service initiative as well as those who volunteer in our community sponsored programs. You inspire us.

We believe you will agree that 2007 will be remembered as a banner year. Improving our branches, determining opportunities for growth and strengthening our commitment to strong customer service and relationships are a sound investment in the future success of Salisbury Bank.

Thanks for your support as we reflect on our past year's accomplishments and look forward to new ones.

Richard J. Cantele, Jr.

John F. Perotti

think outside the bank.

Dedication and commitment keeps us working on new and innovative ways to help make our customers' lives fuller and more rewarding.

We offer new products, services, programs, seven convenient tri-state locations as well as an all new website to save time for more important, enriching experiences...

Like joining John on the Annual Harlem Valley Rail Ride or one of the many local charity walkathons. We'll stay in shape and help our community at the same time. That's a win win!



a new bank with a familiar face

Salisbury Bank now has a full service branch open in Dover Plains, New York making us a true tri-state bank! Stop by our new location in Dover Village Plaza. And if you don't already know her (our branch manager grew up in Dover Plains), stop in and ask for Julie.

Salisbury Bank Branch Manager, Dover Plains' very own Julie Gregory.





location, location, location

3 states, 7 branches. Total convenience. As part of our goal of enriching our customer experience, Salisbury Bank became a true tri-state bank in 2007. Alongside our already well established locations in Lakeville, Salisbury, Sharon and Canaan in Connecticut as well as Sheffield and South Egremont in Massachusetts, we celebrated the grand opening of our brand new location in Dover Plains, New York. Not only does our newest office extend convenience to our existing customers, it opens up opportunity for additional New York based clientele as well.

We believe that our recently created Dover Plains branch embodies the new face of Salisbury Bank. In a word: enriching. As such, 2007 marked the beginning of change and renovation for all of our locations reflecting the professionalism and warmth of our Salisbury Bank staff. After all, it is our collective goal to provide outstanding service at every level and in every branch from inside as well as outside the bank.

tri-state offices serving:

Lakeville, CT	Sheffield, MA
Salisbury, CT	South Egremont, MA
Sharon, CT	Dover Plains, NY
Canaan, CT	



the rewards of relationships

At Salisbury Bank we believe in building a relationship with every client in order to make their banking and investing process as easy and rewarding as possible. With the highest standard in customer service, we asked our customers how we could raise the bar even higher. As a result, 2007 brought about a number of programs based on our goal of raising customer service to a new level.

To start, every employee in every department now receives enhanced training in the areas of Bank products, customer service skills, and management and planning skills.

We also introduced new products to reward both our retail and small business customers for expanding their banking relationships with us. Our relationship programs link customer accounts and offer value-added services, special rates and waived service charges. A new savings account was added to enhance our free checking account along with an even wider breadth of checking products to suit individual customer needs. Our new CDARS® program, a nationwide Certificate of Deposit Account Registry Service, lets us offer our customers full FDIC insurance on deposit amounts larger than $100,000.

We never stop thinking above the bar.

CDARS and Certificate of Deposit Registry Service are service marks of Promontory Interfinancial Network, LLC.



our mortgages are built on a solid foundation.

As is well known in the real estate business, an inspection can make or break a deal. And, as of late, this holds true for mortgages as well. Upon close inspection, some mortgage deals are not up to code. A mortgage that is here today, could be gone tomorrow.

Luckily there is a safe solution at Salisbury Bank. We've been around for over 150 years helping to make homeownership possible throughout the tri-state area. A Salisbury Bank mortgage is built solid to stand the test of time, making clients feel at home and at ease with their financing.

lending our expertise

Customers are drawn to the safety and security of a community lender like Salisbury Bank. Considering the volatile interest rate environment of 2007, coupled with the subprime fallout, originations remained strong for the year. Our Mortgage Advisors make every effort to provide a loan with the client's best interest in mind. This personal service along with strong relationships with realtors and referral sources has led to our success in an otherwise uncertain time.

In 2007 we continued to focus on financing in our local communities. Our offerings include residential mortgages, consumer loans and expanded commercial lending. In order to best meet our customers' specific needs, 2007 was a very productive year for development of enhanced mortgage products:

Move-In Mortgage Loan – a safe and solid loan that meets a clients' individual needs.

First Time Homebuyer's Mortgage – specifically designed to address the challenges of purchasing a first home.

Country Estate Loan – designed to finance executive properties, equestrian estates and farms, homes with excess acreage or out buildings, and homes with vineyards.

Blueprint Construction Loan – meets the unique demands of new home construction, home improvement projects, and extensive renovations.

During the past year we reorganized our commercial and consumer lending departments. The new organization lead to internal efficiencies, a centralized consumer loan department and an enhanced loan turnaround time, creating a significant upgrade in customer service.

In 2007 we also installed new origination/processing software which now provides benefits to the Bank as well as our customers. This software enhances speed and accuracy for applications and instant credit decisions. It also streamlines operations for faster approvals, processing and closings.

Our new branch in Dover Plains has allowed us to increase Salisbury Bank's presence in New York State. Now we have both a commercial and mortgage lender in the branch who can meet one on one with customers thus expanding our reach.

Personal service, strong relationships, new products, enhanced loan processing, and an expanded market mean Salisbury Bank loans are improved and approved!

banking above and beyond

The votes are in and Salisbury Bank employees have awarded Georgann, Marie, Pauline, Randy and Roy "2007 Employees of the Quarter." Dedicated, knowledgeable and hard working, these very special employees have earned respect and friendship from co-workers and customers alike. Congratulations to all!



Q1: Georgann Farnum



Q2: Marie Tighe



Q3: Pauline Deane



Q4: Randy Cannon and Roy Wilcox



trust: we've got you covered.

We are proud to say that, not only are we one of just a few banks with a dedicated Trust Division, but that we have spent the better part of 2007 evolving, strengthening and expanding our Wealth Advisory Services even further.

Bradley, Foster and Sargent, one of Hartford's pre-eminent investment management firms, has formed a unique partnership with Salisbury Trust. This relationship affords our clients direct access to the skill, experience and research capabilities that have made them a leader in the field. This partnership allows our Wealth Advisory Services Division to offer a combination of private banking with professional investment management like no other.

2007 also saw the development and implementation of the Salisbury Trust Wealth Portfolio Advisor program. This program allows us to draw from a broad universe of management companies and match these managers to our clients' specific investment objectives. The technological component of this platform enhances our ability to monitor securities in client portfolios.

It also allows us to perform comparative analyses so we can compare clients' current portfolios with new options, incorporating client goals, time horizons, risk tolerances, investment objectives and asset allocation.

The most important strategy of the Wealth Portfolio Advisor Program is to keep the investor's goals in sight and portfolio on course while reporting its progress along the way.

While expanding our Wealth Advisory Services, we have continued to strengthen and grow our business of estate planning and administration while fostering relationships with referral sources for additional opportunities. We've also increased participation in community events, as well as sponsored educational programs and seminars.

Our most important goal remains, as always, to build a personal relationship with each client from which we can then develop an investment plan to enrich their lives and the lives of their loved ones through financial security.

Why has our institution been going strong for over 150 years? In a word, trust.

introducing our all new website!

Visit us at salisburybank.com and you'll be greeted by our brand new makeover...

New features and benefits allow online banking customers to view and track accounts anytime. Also, view up-to-the minute debit card account activity, pay bills online and more.

Online banking customers save time, postage, paper and space!









bank outside the bank.

We've just celebrated the unveiling of the brand new face of www.salisburybank.com! After months of planning the ultimate features and benefits for our new *site in* 2007, we now offer the best of Salisbury Bank products and services online, 24/7.

Take a test drive, and you'll notice simple navigation for personal banking, business banking, trust and wealth advisory services and online banking as well as quick links to branch locations, newsletters, rates, customer security, financial tools and more.

As one of the largest components in our quest for convenience, the ultimate opportunity is now available in the form of online banking. With our new online features in place, we will continue to promote online banking as a way for customers to save time by viewing and tracking accounts, paying bills and transferring funds... instantly. From anywhere. At any time. Customers will also save postage by paying bills online.

Online banking customers can also sign up to have their monthly account statements delivered to them electronically, in the form of e-statements. Instead of waiting to receive them by mail, statements with images of checks are available through online banking. They look just like paper statements and can be downloaded or printed. Mail fraud and mail theft are avoided as customer information is secure and safer than in your mailbox.

What's more, e-statements save paper which is not only environmentally sound, it also saves space when customers print only what they need.

Now there's a world of opportunity when customers can bank... outside the bank.



SALISBURY BANK enriching
Personal Banking
Business Banking
Wealth Advisory Services
Online Services
Account Log In
we've got you covered
quick links
free
mortgages

online banking is fast, easy and free

salisburybank.com

Salisbury Bank goes back to school

We are proud to sponsor our School Savings Program and the Everybody Wins Program, both of which we hope will help our children enjoy learning in a nurturing and creative way.

The School Savings Program helps our children learn that it's never too early to develop healthy financial habits that can last a lifetime.

In the Everybody Wins Program, volunteers (including some of our very own employees) share lunch-time in the library with a young reader and a great book.

Shelly Humeston, Assistant Vice President, and her "buddy" share lunchtime and a good book. Photo courtesy of Jonathan Doster Photography.





business lending: not always business as usual

When it comes to business loans, we ask our customers to describe their vision. Our goal is to create a loan that will work for them today... and tomorrow.

We determine what we can do to help our clients' businesses grow and succeed. We have expertise and a wide variety of resources to make it happen, including access to the SBA and USDA's Farm Service Agency lending programs to provide maximum flexibility. We think outside the box and use all of the existing programs available to come up with creative financing.

In 2007 we continued our focus on developing relationships with customers as well as expanding new business initiatives.

New business partnership programs were introduced to provide money-saving banking product packages for local businesses, as well as banking product packages they can offer their employees. These individualized programs encompass a variety of products and services from free personal checking, direct deposit, online banking and bill pay, to personal financial and investment management, retirement and estate consultations with experienced advisors.

2007 also saw a greater focus on expanding commercial relationships. We enhanced our commercial lending staff and added a new and improved loan software platform which allows greater efficiencies and enhanced customer service.

We also continued to solidify and cultivate our relationships with local attorneys, CPAs and others as valued referral sources.

Throughout the year, we participated in numerous community outreach programs, including sponsorship of educational events and seminars on money management and financial planning. We also supported local chambers of commerce, boards of realtors and community boards.

We are particularly proud of a number of programs developed to partner with local businesses. These include our Business Partner of the Month program, which allows local businesses to showcase their products or services in our branches. After all, we are in the business of enriching our customers and our community.



giving back

Salisbury Bank takes its role as a good corporate citizen very much to heart and lends financial support to many worthy non-profit organizations in our area.

In a partnership between Salisbury Bank and schools in our community, children can start their own savings account with our School Savings Program. Volunteers share a book with a young reader during lunchtime in the Everybody Wins Program.

We are proud that a number of our employees including John Perotti, our bank's CEO, are members of the Lion's Club, which is known worldwide for community volunteer work and fundraising.

Salisbury Bank also supports the Jane Lloyd Fund, which helps cancer patients through fundraisers in the memory of Jane Lloyd.

These programs are just a small sample of how thinking outside the bank is enriching the lives of others.

we pledge to support sponsor and volunteer



going green

2007 brought about the formation of The Green Team. The Green Team consists of 24 Salisbury Bank super-employees who's mission it is to enrich our environment!

More specifically, the **P.U.R.E.** Green Team is divided into four sub committees: **P**urchasing, **U**sage, **R**ecycling and **E**nlightenment.

The Green Team's mission is to "Research, analyze and track existing costs to form a baseline for Salisbury Bank's current energy usage and waste management... And to educate the Salisbury Bank staff towards an overall understanding of the contribution of energy expenses to operating costs."

The Green Team's first initiative in 2007 was to implement a uniform recycling effort throughout the Bank and all of its branches. Going forward the Green Team is looking to reduce the Bank's energy expenditure overall.

Outside the Bank, we support and participate in such programs as the Town of Salisbury's Green Initiative.

Going forward, our new e-statements program will encourage customers to "go e and save a tree!"

can bankers be creative?

Sometimes it's a good idea to "think outside the bank"... it inspires us to come up with new and creative ways to help make our customers' lives fuller and more rewarding.

Like exploring ways to care for the environment. At Salisbury Bank, we are committed to this effort and are proud to support and participate in the Town of Salisbury's Green initiative.



SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

	At or For the Years Ended December 31				
	2007	2006	2005	2004	2003
	(dollars in thousands except per share data)				
Statement of Condition Data:					
Loans, Net	**$268,191**	$252,464	$215,989	$201,978	$139,563
Allowance For Loan Losses	**2,475**	2,474	2,626	2,512	1,664
Investments	**152,624**	161,231	151,168	184,286	147,021
Total Assets	**461,960**	450,340	402,922	423,101	311,100
Deposits	**317,741**	313,586	287,271	298,842	218,457
Borrowings	**95,011**	87,093	71,016	79,213	60,897
Shareholders' Equity	**45,564**	44,349	41,442	40,700	28,850
Nonperforming Assets	**1,824**	964	773	2,267	610
Statement of Income Data:					
Interest and Fees on Loans	**$17,969**	$15,687	$13,320	$9,592	$9,226
Interest and Dividends on Securities and Other Interest Income	**8,183**	8,043	7,496	6,959	6,423
Interest Expense	**12,432**	10,459	7,352	5,659	5,613
Net Interest and Dividend Income	**13,720**	13,271	13,464	10,892	10,036
(Benefit) Provision for Loan Losses	**0**	(87)	210	250	313
Trust Department Income	**2,050**	1,981	1,571	1,411	1,252
Other Income	**2,119**	2,085	2,084	1,854	1,674
Net Gain on Securities	**295**	517	1,210	1,490	1,058
Other Expenses	**13,514**	12,245	12,444	10,603	8,599
Pre Tax Income	**4,670**	5,696	5,675	4,794	5,108
Income Taxes	**870**	1,442	1,114	775	1,268
Net Income	**$3,800**	$4,254	$4,561	$4,019	$3,840
Per Share Data:					
Earnings per common share	**$2.26**	$2.53	$2.71	$2.67	$2.70
Earnings per common share, assuming dilution	**$2.26**	$2.53	$2.71	$2.67	$2.70
Cash Dividends Declared per share	**$1.08**	$1.04	$1.00	$0.96	$0.92
Book Value (at year end)	**$27.04**	$26.33	$24.61	$24.15	$20.26
Selected Statistical Data:					
Return on Average Assets	**.85%**	1.02%	1.12%	1.14%	1.24%
Return on Average Shareholders' Equity	**8.50%**	9.83%	10.81%	12.34%	13.47%
Dividend Payout Ratio	**47.79%**	41.11%	36.90%	35.96%	34.07%
Average Shareholders' Equity to Average Assets	**9.94%**	10.37%	10.38%	9.20%	9.21%
Net Interest Spread	**2.77%**	2.93%	3.35%	3.22%	3.37%
Net Interest Margin	**3.54%**	3.67%	3.89%	3.63%	3.80%

Salisbury Bancorp, Inc. (the "Company"), a Connecticut corporation, formed in 1998, is the holding company for Salisbury Bank and Trust Company, (the "Bank"). The Company's sole subsidiary is the Bank, formed in 1848 which has seven (7) full service offices located in the towns of Canaan, Lakeville, Salisbury and Sharon, Connecticut, South Egremont and Sheffield, Massachusetts, and Dover Plains, New York. A full Trust and Investment Services Division is also located in Lakeville, Connecticut. The Management's Discussion and Analysis of Results of Operations and Financial Condition that follows presents Management's comments on the consolidated operating results of the Company. In order to provide a foundation for building shareholder value and servicing customers, the Company remains committed to investing in the technological and human resources necessary for developing and delivering new personalized financial products and services in order to better serve both current and future customers in the tri-state area. The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

Forward Looking Statements

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and
(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operations.

Critical Accounting Estimates

In preparing the Company's financial statements, management selects and applies numerous accounting policies. In applying these policies, management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of future loan losses, relating to both the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. (See "Provisions and Allowance for Loan Losses".)

RESULTS OF OPERATION

Comparison of the Years Ended December 31, 2007 and 2006

Overview

The reported earnings for the Company totaled $3,800,000 in 2007 which yielded earnings per average share outstanding of $2.26. This compares to earnings of $4,254,000 or $2.53 per average share outstanding in 2006. The decrease in earnings is primarily attributable to an increase in noninterest expense due to additional staff to support new marketing strategies, growth, and expansion into New York State. The Company's assets at December 31, 2007 totaled $461,960,000 compared to total assets of $450,340,000 at December 31, 2006. New business development efforts have resulted in the growth of net loans outstanding, which totaled $268,191,000 at December 31, 2007. This compares to net loans outstanding of $252,464,000 at December 31, 2006, and represents an increase of $15,727,000 or 6.23%. This growth was funded by an increase in deposits as well as an increase in advances from the Federal Home Loan Bank of Boston. Deposits at December 31, 2007 totaled $317,741,000 and compared to total deposits of $313,586,000 at December 31, 2006. Advances from the Federal Home Loan Bank totaled $95,011,000 at December 31, 2007, which compared to advances totaling $87,093,000 at December 31, 2006. The Bank continues to monitor the quality of the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Nonperforming loans totaled $1,824,000 at December 31, 2007 as compared to nonperforming loans totaling $964,000 at December 31, 2006. While the level of nonperforming loans increased, such loans represent less than one percent (1%) of total loans outstanding. Accordingly, while the overall quality of the loan portfolio remains high, management continues to monitor the portfolio for trends in light of current economic conditions.

The Bank is "well capitalized". The Bank's risk-based capital ratios at December 31, 2007 were 13.74% for Tier 1 risk based capital and 14.69% for total risk based capital. The Bank's leverage ratio was 8.06% at December 31, 2007. This compares to a Tier 1 risk based capital ratio at December 31, 2006 of 13.97%, a total risk based capital ratio of 14.98% and a leverage ratio of 8.26%. As a result of the Company's financial performance, the Board of Directors increased total dividends declared on the Company's common stock to $1.08 per share in 2007. This compares to a $1.04 per share dividend declared in 2006.

Net Interest and Dividend Income

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and involves functioning as a financial intermediary. The Company accepts funds from depositors and borrows funds and either lends the funds to borrowers or invests those funds in various types of securities. The second source is fee income, which is discussed in the noninterest income section of this analysis.

Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest-earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on an FTE basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31, 2007	December 31, 2006
Interest and Dividend Income (financial statements)	**$26,152**	$23,730
Tax Equivalent Adjustment	**1,202**	1,072
Total Interest and Dividend Income (on an FTE basis)	**27,354**	24,802
Interest Expense	**(12,432)**	(10,459)
Net Interest and Dividend Income-FTE	**$14,922**	$14,343

The Company's 2007 total interest and dividend income on an FTE basis for the period ended December 31, 2007 increased $2,552,000 or 10.29% when compared to the same period in 2006. The increase is primarily attributable to an increase in earning assets as well an economic environment experiencing an increase in interest rates.

Interest expense on deposits in 2007 increased $1,314,000 or 19.09% to $8,200,000 compared to $6,886,000 for the corresponding period in 2006. The increase is primarily attributable to generally higher interest rates during the period as well as an increase in interest bearing deposits. Interest expense for Federal Home Loan Bank advances increased $659,000 to $4,232,000 in 2007 compared to $3,573,000 in 2006. The increase was the result of an increase in advances during the year. Competition remains aggressive and interest margins continue to be pressured, however, net interest and dividend income on an FTE basis increased $579,000 or 4.04% over 2006 and totaled $14,922,000 for the year ended December 31, 2007 and compared to net interest and dividend income on an FTE basis of $14,343,000 for the year ended December 31, 2006.

Volume and Rate Variance Analysis of Net Interest and Dividend Income
(Taxable equivalent basis)

(dollars in thousands)	***2007 over 2006***			*2006 over 2005*		
	Volume	***Rate***	***Total***	*Volume*	*Rate*	*Total*
Increase (decrease) in:						
Interest and dividend income on:						
Loans	**$ 1,981**	**$ 301**	**$ 2,282**	$ 1,335	$ 1,032	$ 2,367
Taxable investment securities	**(256)**	**156**	**(100)**	(50)	836	786
Tax-exempt investment securities	**489**	**(108)**	**381**	(351)	(26)	(377)
Other interest earning	**(1)**	**(10)**	**(11)**	(26)	36	10
Total interest and dividend income	**$ 2,213**	**$ 339**	**$ 2,552**	$ 908	$ 1,878	$ 2,786
Interest expense on:						
NOW/Money Market deposits	**$ 18**	**$ 24**	**$ 42**	$ (34)	$ 617	$ 583
Savings deposits	**(24)**	**198**	**174**	(81)	265	184
Time deposits	**528**	**570**	**1,098**	561	1,387	1,948
Borrowed funds	**808**	**(149)**	**659**	172	220	392
Total interest expense	**$ 1,330**	**$ 643**	**$ 1,973**	$ 618	$ 2,489	$ 3,107
Net interest and dividend income	**$ 883**	**$ (304)**	**$ 579**	$ 290	$ (611)	$ (321)

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2007 net interest margin on an FTE basis was 3.54%. This compares to a net interest margin of 3.67% for 2006. The following tables reflect average balances, interest earned or paid and rates for the two years ended December 31, 2007 and 2006. The average loan balances include non-accrual loans and loans currently past due 90 days and still accruing. Interest earned on loans also includes fees on loans such as late charges that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on an FTE basis. A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2007 was $2,332,000 with a yield of 4.28%. Actual tax exempt income in 2006 totaled $2,080,000 with a yield of 4.41%.

YIELD ANALYSIS

Average Balances, Interest Earned/Paid and Rates

(dollars in thousands)	Years Ended December 31					
	2007			2006		
	AVERAGE BALANCE	**INTEREST EARNED/ PAID**	**YIELD RATE**	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE
ASSETS						
Interest-Earning Assets:						
Loans	**$258,714**	**$17,969**	**6.95%**	$229,704	$15,687	6.83%
Taxable Securities	**106,775**	**5,783**	**5.42%**	111,635	5,883	5.27%
Tax-Exempt Securities*	**54,541**	**3,533**	**6.48%**	47,215	3,152	6.68%
Federal Funds	**643**	**31**	**4.82%**	1,154	56	4.85%
Other Interest-Earning	**1,071**	**38**	**3.55%**	703	24	3.41%
Total Interest-Earning Assets	**421,744**	**27,354**	**6.49%**	390,411	24,802	6.35%
Allowance for Loan Losses	**(2,467)**			(2,603)		
Cash & Due From Banks	**6,554**			6,949		
Premises, Equipment	**6,645**			6,388		
Net unrealized loss on AFS Securities	**(3,468)**			(4,106)		
Other Assets	**20,619**			20,348		
Total Average Assets	**$449,627**			$417,387		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-Bearing Liabilities:						
NOW/Money Market Deposits	**$80,180**	**1,854**	**2.31%**	$79,356	1,812	2.28%
Savings Deposits	**47,063**	**814**	**1.73%**	48,882	640	1.31%
Time Deposits	**119,052**	**5,532**	**4.65%**	106,395	4,434	4.17%
Borrowed Funds	**87,649**	**4,232**	**4.83%**	71,471	3,573	5.00%
Total Interest-Bearing Liabilities	**333,944**	**12,432**	**3.72%**	306,104	10,459	3.42%
Demand Deposits	**66,304**			65,151		
Other Liabilities	**4,673**			2,842		
Shareholders' Equity	**44,706**			43,290		
Total Liabilities and Shareholders' Equity	**$449,627**			$417,387		
Net Interest Income		**$14,922**			$14,343	
Net Interest Spread			**2.77%**			2.93%
Net Interest Margin			**3.54%**			3.67%

* Presented on a fully taxable equivalent ("FTE") basis

Noninterest Income

Noninterest income totaled $4,465,000 for the year ended December 31, 2007 and compared to $4,583,000 for the year ended December 31, 2006. This is a decrease of $118,000 or 2.57%. Gains on sales of available-for-sale securities, net decreased $222,000 or 42.94%. This decrease is primarily the result of movement in market rates during the year, which limited opportunities to generate gains on sales of available-for-sale securities. Trust and investment services income increased $70,000 to $2,050,000 primarily as a result of the efforts of new business development, which has increased assets under management. Service charges on deposit accounts totaled $744,000 for 2007. This is an increase of $37,000 or 5.23% when compared to total service charges of $707,000 in 2006. The increase can be attributed to an increase in the number of deposit accounts. Mortgage refinancing remained active during 2007 resulting in revenues from gains on sales of loans that totaled $317,000, which compares to revenues totaling $358,000 for the corresponding period in 2006. Competition in the secondary mortgage market continues to be very aggressive. Other income during fiscal 2007 totaled $1,037,000. This compares to other income of $902,000 for 2006 and represents an increase of $135,000 or 14.97%. This category of income primarily consists of fees associated with transaction accounts and fees related to the origination and servicing of mortgage loans as well as gains reflecting the sale of mortgage loans.

Noninterest Expense

Overall, noninterest expense increased 10.36% for the year ended December 31, 2007 as compared to the corresponding period in 2006. Professional fees which are included in noninterest expenses increased $225,000 or 31.87%. This increase is primarily attributable to the Company's trust and investment services division's working partnership with Bradley Foster and Sargent, Inc., an independent investment advisory firm which assists in providing a broader scope of highly personalized professional investment services to clients. In addition, internal audit expense increased, which is the result of additional services required due to compliance requirements of the Sarbanes-Oxley Act. Although some increases in the described noninterest expenses in the table below are attributable to normal volumes of business, the largest contribution to the increases in noninterest expense, including other expense, reflect non-recurring expenses associated with the Bank's entry into New York State. A branch office was established in Dover Plains, New York, which opened its doors for business on August 1, 2007.

The components of noninterest expense and the changes in the period were as follows (amounts in thousands):

	2007	2006	$ Change	% Change
Salaries and employee benefits	$ 7,724	$ 7,151	$573	8.01%
Occupancy expense	802	752	50	6.65
Equipment expense	819	787	32	4.07
Data processing	1,194	1,134	60	5.29
Insurance	163	154	9	5.84
Printing and stationery	280	240	40	16.67
Professional fees	931	706	225	31.87
Amortization of core deposit intangible	164	164	0	.00
Other expense	1,437	1,157	280	24.20
Total noninterest expense	$13,514	$12,245	$1,269	10.36

Income Taxes

In 2007, the Company's income tax provision totaled $870,000 which reflects an effective tax rate of 18.63%. This compares to an income tax provision of $1,442,000 and an effective tax rate of 25.32% for the same period in 2006. This decrease is primarily attributable to a decrease in taxable income.

Net Income

Overall, net income totaled $3,800,000 for the year ended December 31, 2007 and represents earnings per average share outstanding of $2.26. This compares to net income of $4,254,000 for the year ended December 31, 2006, which reflects earnings per average share outstanding of $2.53.

FINANCIAL CONDITION
Comparison of December 31, 2007 and 2006

Total assets at December 31, 2007 were $461,960,000 compared to $450,340,000 at December 31, 2006. This is an increase of 2.58%. The increase is primarily the result of an increase in earning assets that were funded by an increase in deposits and advances from the Federal Home Loan Bank of Boston.

Securities Portfolio

The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversifications to the Company's assets. The securities portfolio also acts as collateral for deposits of public agencies. As of December 31, 2007, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $152,624,000. This represents a decrease of $8,607,000 or 5.34% over year-end 2006. This decrease reflects a change in asset mix as securities portfolio assets were used to fund the growth in loan demand during the year.

Securities are classified in the portfolio as either securities-available-for-sale or securities-held-to-maturity. Securities for which the Company has the ability and positive intent to hold until maturity are reported as held-to-maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities that are held for indefinite periods of time and which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available-for-sale. These securities are stated at fair value in the financial statements of the Company. Temporary differences between available-for-sale securities' amortized cost and fair market value (accumulated other comprehensive income or loss when net of tax) are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. The cost basis of individual securities is written down to estimated fair value through a charge to earnings when decreases in value below amortized cost are considered to be other than temporary. At December 31, 2007, the unrealized holding losses on available-for-sale securities, net of taxes was $2,273,000. This compares to an unrealized loss net of taxes of $1,190,000 at December 31, 2006. The Company monitors the market value fluctuations of its securities portfolio on a monthly basis as well as associated credit ratings to determine potential impairment of a security.

Federal Funds Sold

Federal funds sold at December 31, 2007 totaled $300,000. Federal funds sold at December 31, 2006 totaled $1,000,000. This variance represents a normal operating range of funds for daily cash needs.

Lending

New business development during the year coupled with an increase in loan demand resulted in an increase in net loans outstanding to $268,191,000 at December 31, 2007, as compared to $252,464,000 at December 31, 2006. This is an increase of $15,727,000 or 6.23%. Although the largest dollar volumes of loan activity continue to be in the residential mortgage area, the Company offers a wide variety of loan types and terms along with competitive pricing to customers. At December 31, 2006, the portfolio also included $12,000,000 in Term federal funds, which are short term loans to other financial institutions. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area.

The following table represents the composition of the loan portfolio comparing December 31, 2007 to December 31, 2006:

	December 31, 2007	December 31, 2006
	(amounts in thousands)	
Commercial, financial and agricultural	$ 20,629	$ 16,465
Real Estate-construction and land development	28,928	21,169
Real Estate-residential	158,600	145,395
Real Estate-commercial	53,823	50,859
Consumer	8,005	8,816
Term federal funds	0	12,000
Other	376	69
	270,361	254,773
Deferred costs, net	306	168
Unearned income	(1)	(3)
Allowance for loan losses	(2,475)	(2,474)
Net loans	$268,191	$252,464

Provisions and Allowance for Loan Losses

Total loans outstanding as of December 31, 2007 were $270,361,000 and compares to total loans outstanding of $254,773,000 at December 31, 2006. This growth can be attributed primarily to an increase in both residential and commercial real estate loan demand as well as the Bank's new business development program. Approximately 90% of the Company's loan portfolio continues to be real estate secured.

Credit risk is inherent in the business of extending loans. The Company monitors the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Because of the risk associated with extending loans, the Company maintains an allowance or reserve for loan and lease losses through charges to earnings. The Company evaluates the adequacy of the allowance on a monthly basis. Such evaluations are based on assessments of credit quality and trends within the portfolio and "risk rating" of loans by senior management, which is reviewed by the Company's Loan Committee on a regular basis. Loans are initially risk rated when originated. If there is deterioration in the credit quality, the risk rating is adjusted accordingly.

The Allowance for Loan and Lease Losses (ALLL) at December 31, 2007 totaled $2,475,000 representing 135.69% of nonperforming loans of $1,824,000 and .92% of total loans outstanding of $270,361,000. This compares to an ALLL of $2,474,000 which is 256.64% of nonperforming loans of $964,000 and .97% of total loans outstanding of $254,773,000 at December 31, 2006. A separate component that is evaluated is the Allowance for Off Balance Sheet Commitments, which totaled $34,000 as of December 31, 2007. The December 31, 2006 allowance for off balance sheet commitments was $36,000. A total of $103,000 in loans were charged-off during 2007 compared to $132,000 during 2006. Recoveries of previously charged-off loans totaled $104,000 during 2007 compared to $67,000 in recoveries for 2006. The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114"). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Loans to be considered for impairment are defined in the Company's Loan Policy as commercial loans with balances outstanding of $100,000 or more and residential real estate mortgages with balances of $300,000 or more. Such loans are considered impaired when it is probable that the Company will not be able to collect all principal and interest due according to the terms of the note.

Any such commercial loan and/or residential mortgage will be considered for impairment under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994;
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans as part of the periodic analysis of the Allowance for Loan and Lease Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and considers historical loan losses and delinquency balances as well as recent delinquent percentage trends.

The credit card delinquency and loss history is separately evaluated and given a special loan loss factor because management recognizes the higher risk involved in such loans. Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical averages of net losses by loan types are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, identification of additional problem loans or other factors. Additionally, despite the excellent overall quality of the loan portfolio and expectations of the Company to continue to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate reserve coverage. Overall, management is of the opinion that the ALLL is adequate as of December 31, 2007.

Deposits

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year-end 2007 totaled $317,741,000 compared to $313,586,000 at year-end 2006. The Company continues its efforts to competitively price products and develop and maintain relationship banking with its customers. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities.

During 2007, there was a change in the mix of deposits. Demand, NOW and savings balances, which are lower cost core deposits, decreased and were replaced primarily by time deposits, which, as illustrated by the table below, results in a significant increase in interest expense.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:

(dollars in thousands)	*Year ended December 31*			
	2007		*2006*	
	Average Balance	***Rate***	*Average Balance*	*Rate*
Demand	**$ 66,304**		$ 65,151	
NOW	**24,822**	**.26%**	25,090	.26%
Money Market	**55,358**	**3.23 %**	54,266	3.22%
Savings	**47,063**	**1.73%**	48,882	1.31%
Time	**119,052**	**4.65%**	106,395	4.17%
	$312,599	**2.62%**	$299,784	2.29%

Maturities of time certificates of deposits of $100,000 or more outstanding at December 31 are summarized as follows:

(dollars in thousands)	*December 31*	
	2007	*2006*
Three months or less	**$ 7,603**	$12,045
Over three months through six months	**17,429**	8,946
Over six months through one year	**15,114**	24,791
Over one year	**10,975**	9,533
Total	**$51,121**	$55,315

Borrowings

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy that is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2007, the Company had $95,011,000 in outstanding advances from the Federal Home Loan Bank compared to $87,093,000 at December 31, 2006. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston. (See Note 7 to the Financial Statements.)

Interest Rate Risk

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

The Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

The Bank uses asset/liability modeling software to develop scenario analyses, which measure the impact that changing interest rates have on net interest income. These model simulations are projected out over a two year time horizon, assuming proportional upward and downward interest rate movements of 100, 200 and 300 basis points. Simulations are projected out in two ways:

(1) using the same balance sheet as the Bank had on the simulation date, and

(2) using a growing balance sheet based on recent growth patterns and strategies.

As interest rates rise or fall, these simulations incorporate expected future lending rates, current and expected future funding sources and cost, the possible exercise of options, changes in prepayment rates, and other factors which may be important in determining the future growth of net interest income. The rates the Company earns on its assets and the rates it pays on its liabilities are generally fixed for a contractual period of time. Imbalance in these contractual maturities can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income earned on assets may not increase as rapidly as the interest paid on liabilities. In a period of declining interest rates the interest income earned on assets may decrease more rapidly than the interest paid on liabilities. This would primarily be attributed to accelerated prepayments on loans and securities that are significantly influenced by movements in market rates.

The net interest margin may be adversely affected by several possible interest rate environments. Foremost, a continued flat or inverted yield curve may result in shorter term market interest rates that equal or exceed those of longer term rates. This could further increase the Bank's cost of interest-bearing liabilities that continue to outpace its yield on earning assets resulting in additional net interest rate spread compression.

Liquidity

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Adequate liquidity is necessary to handle fluctuation in deposit levels, to provide for customers' credit needs, and to take advantage of investment opportunities as they are presented. The Company manages liquidity primarily with readily marketable investment securities, deposits and loan repayments. The Company's subsidiary, the Bank, is a member of the Federal Home Loan Bank of Boston, which provides a source of available borrowings for liquidity.

At December 31, 2007, the Company had approximately $59,318,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

Capital

At December 31, 2007, the Company had $45,564,000 in shareholders' equity compared to $44,349,000 at December 31, 2006. This represents an increase of $1,215,000 or 2.74%. Several components contributed to the change since December 2006. Earnings for the year totaled $3,800,000. Securities in the portfolio that are classified as available-for-sale are adjusted to fair value monthly and the unrealized losses or gains are not included in earnings, but are reported as a net amount (less expected tax) as a separate component of capital until realized. Market fluctuations of fair value of the securities portfolio during 2007 resulted in other comprehensive loss net of tax totaling $1,082,000. The initial application of SFAS No. 158, as described in Note 2 to the Financial Statements, resulted in other comprehensive income, net of tax of $286,000 in 2007. The Company declared dividends in 2007 resulting in a decrease in capital of $1,820,000. The Company issued 840 new shares of common stock under the terms of the Director Stock Retainer Plan during the second quarter of 2007, which resulted in an increase in capital of $30,000.

Under current regulatory definitions, the Bank is considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays the lowest federal deposit insurance deposit premiums possible. One primary measure of capital adequacy for regulatory purposes is based on the ratio of risk-based capital to risk weighted assets. This method of measuring capital adequacy helps to establish capital requirements that are sensitive to the differences in risk associated with various assets. It takes into account off-balance sheet exposure in assessing capital adequacy and it minimizes disincentives to holding liquid, low risk assets. At year-end 2007, the Bank had a total risk-based capital ratio of 14.69% compared to 14.98% at December 31, 2006. Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices. Management believes that the capital ratios of the Company and Bank are adequate to continue to meet the foreseeable capital needs of the institution.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates tend to have a greater impact on the Company's performance than do the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, inflation could impact earnings in future periods.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. In the opinion of management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial condition, results of operations, or liquidity. (See Note 11 to the Financial Statements).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK – Not Applicable.

Statement of Management's Responsibility

Management is responsible for the integrity and objectivity of the consolidated financial statements and other information appearing in this Annual Report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applying estimates and management's best judgment as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements. Shatswell, MacLeod and Company, P.C. has been engaged to provide an independent opinion on the fairness of the consolidated financial statements. Their report appears in this Annual Report.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company; (2) provide reasonable assurances that: (a) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and (b) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

John F. Perotti	Richard J. Cantele, Jr.	John F. Foley
Chairman & CEO	President & COO	CFO, Secretary & Treasurer

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 21, 2008

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

ASSETS	2007	2006
Cash and due from banks	$ 12,810,681	$ 8,988,609
Interest-bearing demand deposits with other banks	726,623	568,693
Money market mutual funds	1,340,891	1,199,881
Federal Funds sold	300,000	1,000,000
Cash and cash equivalents	15,178,195	11,757,183
Investments in available-for-sale securities (at fair value)	147,377,154	156,492,547
Investments in held-to-maturity securities (fair values of $71,435 and $74,818 as of December 31, 2007 and 2006, respectively)	70,798	74,931
Federal Home Loan Bank stock, at cost	5,176,100	4,663,700
Loan held-for-sale	120,000	304,000
Loans, less allowance for loan losses of $2,474,893 and $2,474,118 as of December 31, 2007 and 2006, respectively	268,191,275	252,464,430
Investment in real estate	75,000	75,000
Premises and equipment	6,803,198	6,135,546
Goodwill	9,828,712	9,509,305
Core deposit intangible	1,329,283	1,493,499
Accrued interest receivable	2,538,607	2,483,547
Cash surrender value of life insurance policies	3,688,021	3,554,995
Other assets	1,584,055	1,330,987
Total assets	$461,960,398	$450,339,670
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 69,214,697	$ 70,502,249
Interest-bearing	248,526,572	243,084,032
Total deposits	317,741,269	313,586,281
Federal Home Loan Bank advances	95,011,155	87,093,402
Due to broker	0	1,579,611
Other liabilities	3,644,376	3,731,195
Total liabilities	416,396,800	405,990,489
Shareholders' equity:		
Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,685,021 shares in 2007 and 1,684,181 shares in 2006	168,502	168,418
Paid-in capital	13,130,247	13,099,881
Retained earnings	35,583,443	33,602,991
Accumulated other comprehensive loss	(3,318,594)	(2,522,109)
Total shareholders' equity	45,563,598	44,349,181
Total liabilities and shareholders' equity	$461,960,398	$450,339,670

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income:		
Interest and fees on loans	$17,968,801	$15,686,978
Interest on debt securities:		
Taxable	5,457,879	5,604,866
Tax-exempt	2,332,374	2,079,981
Dividends on equity securities	324,329	277,356
Other interest	68,762	80,412
Total interest and dividend income	26,152,145	23,729,593
Interest expense:		
Interest on deposits	8,200,214	6,885,893
Interest on Federal Home Loan Bank advances	4,232,221	3,573,052
Total interest expense	12,432,435	10,458,945
Net interest and dividend income	13,719,710	13,270,648
Benefit for loan losses	0	(87,488)
Net interest and dividend income after benefit for loan losses	13,719,710	13,358,136
Noninterest income:		
Trust department income	2,050,000	1,980,500
Loan commissions	22,131	117,298
Service charges on deposit accounts	743,901	707,431
Gain on sales of available-for-sale securities, net	294,984	517,326
Gain on sales of loans held-for-sale	316,736	357,628
Other income	1,036,911	902,394
Total noninterest income	4,464,663	4,582,577
Noninterest expense:		
Salaries and employee benefits	7,723,691	7,150,746
Occupancy expense	801,558	751,670
Equipment expense	819,474	786,637
Data processing	1,193,887	1,134,078
Insurance	163,024	154,562
Printing and stationery	280,172	239,617
Professional fees	931,352	706,100
Amortization of core deposit intangible	164,216	164,216
Other expense	1,436,945	1,157,534
Total noninterest expense	13,514,319	12,245,160
Income before income taxes	4,670,054	5,695,553
Income taxes	870,006	1,441,935
Net income	$ 3,800,048	$ 4,253,618
Earnings per common share	$ 2.26	$ 2.53

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2005	1,683,341	$ 168,334	$13,068,045	$31,100,702	$(2,894,758)	$41,442,323
Comprehensive income:						
Net income				4,253,618		
Other comprehensive income, net of tax effect					1,410,531	
Comprehensive income						5,664,149
Adjustment to initially apply SFAS No. 158, net of tax effect					(1,037,882)	(1,037,882)
Issuance of 840 shares for Directors' fees	840	84	31,836			31,920
Dividends declared ($1.04 per share)				(1,751,329)		(1,751,329)
Balance, December 31, 2006	1,684,181	168,418	13,099,881	33,602,991	(2,522,109)	44,349,181
Comprehensive income:						
Net income				3,800,048		
Other comprehensive loss, net of tax effect					(796,485)	
Comprehensive income						3,003,563
Issuance of 840 shares for Directors' fees	840	84	30,366			30,450
Dividends declared ($1.08 per share)				(1,819,596)		(1,819,596)
Balance, December 31, 2007	1,685,021	$168,502	$13,130,247	$35,583,443	$(3,318,594)	$45,563,598

Reclassification disclosure for the years ended December 31:

	2007	2006
Unrealized holding (losses) gains on available-for-sale securities		
Net unrealized holding (losses) gains on available-for-sale securities	$(1,344,871)	$2,654,494
Reclassification adjustment for net realized gains in net income	(294,984)	(517,326)
	(1,639,855)	2,137,168
Income tax benefit (expense)	557,551	(726,637)
Unrealized holding (losses) gains on available-for-sale securities, net of tax	(1,082,304)	1,410,531
Comprehensive income - defined benefit pension plan	433,058	0
Income tax expense	(147,239)	0
Comprehensive income - defined benefit pension plan, net of tax	285,819	0
Other comprehensive (loss) income, net of tax	$ (796,485)	$ 1,410,531

Accumulated other comprehensive loss consists of the following as of December 31:

	2007	2006
Net unrealized holding losses on available-for-sale securities, net of taxes	$(2,272,627)	$(1,190,323)
Unrecognized pension plan expense – SFAS No. 158, net of taxes	(1,045,967)	(1,331,786)
Accumulated other comprehensive loss	$(3,318,594)	$(2,522,109)

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 3,800,048	$ 4,253,618
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of securities, net	75,014	34,953
Gain on sales of available-for-sale securities, net	(294,984)	(517,326)
Benefit for loan losses	0	(87,488)
Change in loans held-for-sale	184,000	(304,000)
Change in deferred loan costs, net	(137,362)	(168,573)
Change in unearned income on loans	(2,528)	(4,913)
Net decrease in mortgage servicing rights	110,515	78,715
Depreciation and amortization	565,267	538,449
Amortization of core deposit intangible	164,216	164,216
Amortization of fair value adjustment on loans	71,357	112,712
Accretion of fair value adjustments on deposits and borrowings	(130,203)	(134,217)
Increase in interest receivable	(64,671)	(111,012)
Deferred tax provision	34,785	396,418
Increase in prepaid expenses	(4,594)	(1,031,510)
Increase in cash surrender value of insurance policies	(133,026)	(130,809)
Decrease in income tax receivable	89,869	181,005
Decrease (increase) in other assets	90,673	(91,796)
Increase (decrease) in accrued expenses	102,293	(243,196)
Increase in interest payable	6,794	257,975
Increase (decrease) in other liabilities	216,509	(57,050)
Issuance of shares for Directors' fees	30,450	31,920
Net cash provided by operating activities	4,774,422	3,168,091
Cash flows from investing activities:		
Redemption of Federal Home Loan Bank stock	0	860,200
Purchases of Federal Home Loan Bank stock	(512,400)	(110,700)
Purchases of available-for-sale securities	(69,642,478)	(83,058,698)
Proceeds from sales of available-for-sale securities	63,597,747	62,356,620
Proceeds from maturities of available-for-sale securities	12,170,270	14,007,603
Proceeds from maturities of held-to-maturity securities	4,102	71,691
Loan originations and principal collections, net	(11,448,576)	(36,142,073)
Purchases of loans	(4,313,300)	(252,000)
Recoveries of loans previously charged off	103,564	67,054
Capital expenditures	(1,396,923)	(207,787)
Cash and cash equivalents acquired from New York Community Bank, net of expenses paid of $119,407	176,653	0
Net cash used in investing activities	(11,261,341)	(42,408,090)

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006
(continued)

	2007	2006
Cash flows from financing activities:		
Net increase (decrease) in demand deposits, NOW and savings accounts	8,467,718	(5,638,393)
Net (decrease) increase in time deposits	(4,805,216)	31,957,486
Federal Home Loan Bank advances	21,000,000	25,000,000
Principal payments on Federal Home Loan Bank advances	(16,589,044)	(10,460,009)
Net change in short-term Federal Home Loan Bank advances	3,637,000	1,668,000
Dividends paid	(1,802,527)	(1,734,277)
Net cash provided by financing activities	9,907,931	40,792,807
Net increase in cash and cash equivalents	3,421,012	1,552,808
Cash and cash equivalents at beginning of year	11,757,183	10,204,375
Cash and cash equivalents at end of year	$15,178,195	$11,757,183
Supplemental disclosures:		
Interest paid	$12,559,418	$10,335,187
Income taxes paid	745,352	864,512

New York Community Bank Branch Acquisition:	
Cash and cash equivalents acquired	$ 296,060
	296,060
Deposits assumed	492,486
Accrued interest payable assumed	3,574
	496,060
Net liabilities assumed	200,000
Acquisition costs	119,407
Goodwill	$ 319,407

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank and Trust Company (Bank) operates as its wholly-owned subsidiary. Bancorp and the Bank are referred to together as the (Company).

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut, two banking offices located in Massachusetts, and one banking office in Dover Plains, New York. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans. The Bank also offers a full complement of trust and investment services.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, SBT Realty, Inc., and SBT Mortgage Service Corporation (the "PIC"). SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. The PIC operates as a passive investment company, which owns and services residential and commercial mortgages. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2007 and 2006 includes $650,000, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company may classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are carried at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings. During the two years ended December 31, 2007 and 2006, the Company did not classify any securities as trading.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Residential real estate loans are generally placed on nonaccrual status when reaching 90 days past due or in the process of foreclosure. Lines of credit secured by real estate 90 days past due or in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank does not separately identify individual consumer and residential loans for impairment disclosures, but instead evaluates smaller groups of homogeneous loans collectively for impairment.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 99 years for buildings and 2 to 20 years for furniture and equipment.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any write-down from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent write-down are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Bank classifies loans as in-substance repossessed or foreclosed if the Bank or its subsidiaries receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place. As of December 31, 2007 and December 31, 2006, the Company does not have any other real estate owned, except for certain property in Millerton, New York.

ADVERTISING:

The Bank directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values of mortgage loans held-for-sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

Bancorp has a stock-based plan to compensate non-employee directors for their services. This plan is more fully described in Note 14. Compensation cost for these services is reflected in net income in an amount equal to the fair value on the date of issuance of the shares of Bancorp common stock issued to the directors.

EARNINGS PER SHARE (EPS):

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Weighted average common shares outstanding were 1,684,699 in 2007 and 1,683,893 in 2006. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is not presented because there were no common stock equivalents in the years ended December 31, 2007 and 2006.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS No. 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS No. 155 did not have an impact on the Company's financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" (SFAS No. 156). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-4"). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2007:				
Equity securities	$ 3,031	$ 157,453	$ 0	$ 160,484
Preferred stock	2,975,000	0	1,149,730	1,825,270
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	47,224,654	4,492	370,330	46,858,816
Debt securities issued by states of the United States and political subdivisions of the states	58,707,327	11,409	1,739,673	56,979,063
Money market mutual funds	1,340,891	0	0	1,340,891
Mortgage-backed securities	41,910,517	99,631	456,627	41,553,521
	152,161,420	272,985	3,716,360	148,718,045
Money market mutual funds included in cash and cash equivalents	(1,340,891)			(1,340,891)
	$150,820,529	$ 272,985	$ 3,716,360	$147,377,154
December 31, 2006:				
Equity securities	$ 3,031	$ 178,395	$ 0	$ 181,426
Preferred stock	2,975,000	0	462,900	2,512,100
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	55,323,358	23,343	1,200,395	54,146,306
Debt securities issued by states of the United States and political subdivisions of the states	44,891,148	379,553	34,667	45,236,034
Money market mutual funds	1,199,881	0	0	1,199,881
Mortgage-backed securities	55,103,530	191,698	878,547	54,416,681
	159,495,948	772,989	2,576,509	157,692,428
Money market mutual funds included in cash and cash equivalents	(1,199,881)			(1,199,881)
	$158,296,067	$ 772,989	$ 2,576,509	$156,492,547
Held-to-maturity securities:				
December 31, 2007:				
Mortgage-backed securities	$ 70,798	$ 637	$ 0	$ 71,435
December 31, 2006:				
Mortgage-backed securities	$ 74,931	$ 0	$ 113	$ 74,818

The scheduled maturities of debt securities were as follows as of December 31, 2007:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due after one year through five years	$ 992,952	$ 0	$ 0
Due after five years through ten years	21,988,592	0	0
Due after ten years	80,856,335	0	0
Mortgage-backed securities	41,553,521	70,798	71,435
	$145,391,400	$ 70,798	$ 71,435

During 2007, proceeds from sales of available-for-sale securities amounted to $63,597,747. Gross realized gains and gross realized losses on those sales amounted to $305,726 and $10,742, respectively. During 2006, proceeds from sales of available-for-sale securities amounted to $62,356,620. Gross realized gains and gross realized losses on those sales amounted to $724,286 and $206,960, respectively. The tax provision applicable to these net realized gains amounted to $100,295 and $175,891 respectively.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of shareholders' equity as of December 31, 2007.

Total carrying amounts of $55,203,368 and $55,251,654 of debt securities were pledged to secure Federal Home Loan Bank advances, public deposits, treasury tax and loans and for other purposes as required by law as of December 31, 2007 and 2006, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are temporarily impaired, are as follows as of December 31:

	December 31, 2007					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$ 0	$ 0	$ 1,825,270	$1,149,730	$ 1,825,270	$1,149,730
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	8,963,668	20,009	33,518,205	350,321	42,481,873	370,330
Debt securities issued by states of the United States and political subdivisions of the states	46,754,407	1,684,443	1,314,923	55,230	48,069,330	1,739,673
Mortgage-backed securities	4,501,563	48,263	20,534,104	408,364	25,035,667	456,627
Total temporarily impaired securities	$60,219,638	$1,752,715	$57,192,502	$1,963,645	$117,412,140	$3,716,360

	December 31, 2006					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Preferred stock	$ 0	$ 0	$ 2,512,100	$ 462,900	$ 2,512,100	$ 462,900
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	792,581	57,553	49,159,124	1,142,842	49,951,705	1,200,395
Debt securities issued by states of the United States and political subdivisions of the states	1,809,175	12,100	2,094,013	22,567	3,903,188	34,667
Mortgage-backed securities	13,486,446	54,270	27,940,134	824,390	41,426,580	878,660
Total temporarily impaired securities	$16,088,202	$ 123,923	$81,705,371	$2,452,699	$97,793,573	$2,576,622

Securities exhibiting unrealized losses are analyzed to determine that the impairments are not other-than-temporary and the following information is considered. U.S. Government securities are backed by the full faith and credit of the United States and therefore bear no credit risk. U.S. Government agency securities, which have a significant impact in financial markets, have minimal credit risk. Preferred stock securities are issued by the Federal Home Mortgage Corporation, a U.S. government sponsored or chartered enterprise. All investments maintain a credit rating of at least investment grade by one of the nationally recognized rating agencies. Mortgage-backed securities are issued by federal government agencies or by private issuers with minimum security ratings of AAA. The unrealized losses in the above table are mainly attributable to changes in market interest rates. As Company management has the ability and intent to hold securities until anticipated recovery to cost basis occurs, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2007	2006
Commercial, financial and agricultural	$ 20,629,467	$ 16,464,762
Real estate - construction and land development	28,927,954	21,169,024
Real estate - residential	158,599,546	145,394,844
Real estate - commercial	53,822,693	50,859,332
Consumer	8,004,931	8,815,789
Term federal funds	0	12,000,000
Other	376,257	69,367
	270,360,848	254,773,118
Deferred costs, net	305,935	168,573
Unearned income	(615)	(3,143)
Allowance for loan losses	(2,474,893)	(2,474,118)
Net loans	$268,191,275	$252,464,430

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2007. Total loans to such persons and their companies amounted to $1,218,271 as of December 31, 2007. During 2007, principal advances of $487,004 were made and repayments totaled $334,057.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2007	2006
Balance at beginning of period	$2,474,118	$2,626,170
Benefit for loan losses	0	(87,488)
Recoveries of loans previously charged off	103,564	67,054
Loans charged off	(102,789)	(131,618)
Balance at end of period	$2,474,893	$2,474,118

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2007	2006
Total nonaccrual loans	$1,007,890	$886,377
Accruing loans which are 90 days or more overdue	$ 816,581	$ 77,525

As of December 31, 2007 and 2006, and during the years ended, there were no loans that met the definition of an impaired loan in SFAS No. 114.

In 2007 and 2006, the Bank capitalized mortgage servicing rights totaling $59,882 and $147,353 respectively, and amortized $171,034 and $225,732 respectively. The balance of capitalized mortgage servicing rights included in other assets at December 31, 2007 and 2006 was $225,670 and $336,185, respectively.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2007	2006
Balance, beginning of year	$ 1,451	$ 1,115
Additions	2,451	19,392
Reductions	(3,088)	(19,056)
Balance, end of year	$ 814	$ 1,451

The fair value of the mortgage servicing rights was $562,911 and $671,145 as of December 31, 2007 and 2006, respectively.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage and other loans serviced for others was $48,696,731 and $49,117,195 at December 31, 2007 and 2006, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2007	2006
Land	$ 775,844	$ 775,844
Buildings	6,281,851	5,721,601
Furniture and equipment	3,385,608	2,786,494
	10,443,303	9,283,939
Accumulated depreciation and amortization	(3,640,105)	(3,148,393)
	$6,803,198	$6,135,546

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2007 and 2006 were $36,440,424 and $35,777,326 respectively.

The aggregate amount of brokered time deposits as of December 31, 2007 and 2006 was $14,681,000 and $19,538,000, respectively. Brokered time deposits are not included in time deposit accounts in denominations of $100,000 or more.

For time deposits as of December 31, 2007, the scheduled maturities for years ended December 31, are as follows:

2008	$ 93,821,737
2009	10,670,809
2010	2,078,871
2011	7,987,502
2012	1,489,704
	$116,048,623

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2007. Total deposits of such persons and their companies amounted to $2,075,350 and $1,372,156 as of December 31, 2007 and 2006, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2007, and thereafter, are summarized as follows:

2008	$ 25,214,699
2009	1,320,213
2010	21,202,309
2011	10,794,029
2012	5,178,531
Thereafter	31,116,919
Fair value adjustment	184,455
	$95,011,155

As of December 31, 2007, the following advances from the FHLB were redeemable at par at the option of the FHLB:

MATURITY DATE	OPTIONAL REDEMPTION DATE	AMOUNT
4/27/2009	1/28/2008 and quarterly thereafter	$ 500,000
4/27/2009	1/28/2008 and quarterly thereafter	500,000
1/25/2010	1/25/2008 and quarterly thereafter	19,000,000
2/8/2010	2/7/2008 and quarterly thereafter	600,000
12/15/2010	3/17/2008 and quarterly thereafter	800,000
12/20/2010	3/20/2008 and quarterly thereafter	500,000
2/28/2011	2/26/2008 and quarterly thereafter	10,000,000
3/1/2011	3/3/2008 and quarterly thereafter	500,000
3/2/2012	3/3/2008 and quarterly thereafter	5,000,000
12/16/2013	3/17/2008 and quarterly thereafter	10,000,000
12/12/2016	3/12/2008 and quarterly thereafter	15,000,000
7/31/2017	1/31/2008 and quarterly thereafter	6,000,000

Amortizing advances are repaid in equal monthly payments and are amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2007, the interest rates on FHLB advances ranged from 2.66 percent to 6.30 percent. At December 31, 2007, the weighted average interest rate on FHLB advances was 4.74 percent.

NOTE 8 - EMPLOYEE BENEFITS

The Bank has an insured noncontributory defined benefit retirement plan available to employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Bank makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

In 2006, the plan was amended, effective September 1, 2006, to provide that employees hired or rehired on or after September 1, 2006 are not eligible to participate in the plan.

The following tables set forth information about the plan as of December 31 and the years then ended, using a measurement date of December 31:

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 6,027,929	$ 5,495,706
Actuarial gain	(229,821)	(128,601)
Service cost	437,740	430,035
Interest cost	342,022	318,310
Benefits paid	(218,769)	(87,521)
Benefit obligation at end of year	6,359,101	6,027,929
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	5,016,664	3,370,954
Actual return on plan assets	503,050	392,231
Contributions by employer	500,000	1,341,000
Benefits paid	(218,769)	(87,521)
Fair value of plan assets at end of year	5,800,945	5,016,664
Funded status and recognized liability included in the balance sheet	$ (558,156)	$(1,011,265)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of:

	December 31,	
	2007	2006
Net loss	$1,583,889	$2,016,054
Prior service cost	910	1,803
	$1,584,799	$2,017,857

The accumulated benefit obligation for the plan was $4,602,777 and $4,179,551 at December 31, 2007 and 2006, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.0% for 2007 and 2006. The rate of increase in future compensation levels was based on the following graded table for 2007 and 2006:

AGE	RATE
25	4.75%
35	4.25%
45	3.75%
55	3.25%
65	3.00%

Components of net periodic cost are as follows for the years ended December 31:

	2007	2006
Service cost	$437,740	$430,035
Interest cost on benefit obligation	342,022	318,310
Expected return on plan assets	(368,942)	(295,598)
Amortization of prior service cost	893	893
Recognized net loss	68,236	89,194
Net periodic benefit cost	479,949	542,834
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:		
Net actuarial gain	(363,929)	0
Amortization of net loss	(68,236)	0
Prior service cost	(893)	0
Total recognized in other comprehensive loss	(433,058)	0
Total recognized in net periodic cost and other comprehensive loss	$ 46,891	$ 542,834

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2008 are $56,833 and $893, respectively.

The discount rate used to determine the net periodic benefit cost was 6.00% for 2007 and 2006; and the expected return on plan assets was 7.50% for 2007 and 2006.

The graded table above was also used for the rate of compensation increase in determining the net periodic benefit cost in 2007 and 2006.

Pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.50% for 2007. In developing the expected long-term rate of return assumption, asset class return expectations were evaluated as well as long-term inflation assumptions, and historical returns based on the current target asset allocations of 55% equity and 40% fixed income and 5% cash equivalents. The Bank regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. While all future forecasting contains some level of estimation error, the Bank believes that 7.50% falls within a range of reasonable long-term rate of return expectations for pension plan assets. The Bank will continue to evaluate the actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

Plan Assets:

The pension plan investments are co-managed by the Trust and Investment Services division of the Bank and Bradley, Foster and Sargent, Inc. The investments in the plan are reviewed and approved by the Trust Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire. Debt securities are laddered for coupon and maturity. Equities are put in the plan to achieve a balanced allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations apply to the management of the funds and investment selections.

The Bank's pension plan asset allocations by asset category are as follows:

Asset Category	December 31, 2007 Fair Value	December 31, 2007 Percent	December 31, 2006 Fair Value	December 31, 2006 Percent
Equity securities	$3,407,281	58.7%	$2,537,994	50.6%
U.S. Government treasury and agency securities	1,252,945	21.6	1,480,289	29.5
Corporate bonds	122,687	2.1	23,040	0.5
Mutual funds	296,365	5.1	200,503	4.0
Money market mutual funds	617,567	10.7	672,228	13.4
Certificates of deposit	104,100	1.8	102,610	2.0
Total	$5,800,945	100.0%	$5,016,664	100.0%

There were no securities of the Bancorp and related parties included in plan assets as of December 31, 2007 and 2006.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and, in the aggregate, the five years thereafter:

2008	$ 87,000
2009	120,000
2010	205,000
2011	216,000
2012	1,980,000
2013 - 2017	2,978,000

The Bank expects to make a contribution of $500,000 in 2008.

The Bank offers a 401(k) Plan to eligible employees. Under the Plan, eligible participants may contribute a percentage of their pay subject to IRS limitations. The Bank may make discretionary contributions to the Plan.

Effective September 1, 2006, the 401(k) Plan was amended to provide that employees hired or rehired after September 1, 2006 are not eligible to participate in the plan. The Bank has established a second 401(k) Plan to provide a discretionary match to employees hired or rehired, on or after September 1, 2006 who satisfy certain eligibility requirements.

The Bank's contribution expense for the 401(k) Plans in the years ended December 31, 2007 and 2006 amounted to approximately $100,000 and $93,000 respectively. Discretionary contributions vest in full after five years.

Fifteen of the Bank's officers have a change in control agreement ("agreement") with the Bank. The agreements provide that if, within twelve (12) months after a "change-in-control" has occurred, the officer's employment terminates or is reassigned under defined circumstances, then the Bank and/or its successor shall pay the officer a lump sum amount equal to the officer's most recent aggregate base salary paid in the twelve (12) month period immediately preceding his or her termination or reassignment less amounts previously paid from the date of "change in control."

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2007	2006
Current:		
Federal	$ 774,753	$990,839
State	60,468	54,678
	835,221	1,045,517
Deferred:		
Federal	24,785	217,852
State	0	0
Change in valuation allowance	10,000	178,566
	34,785	396,418
Total income tax expense	$ 870,006	$1,441,935

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2007 % of Income	2006 %of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:		
Tax-exempt income and dividends received deduction	(19.1)	(13.6)
Other items	2.6	1.2
State tax, net of federal tax benefit	0.9	0.6
Change in valuation allowance	0.2	3.1
Effective tax rates	18.6%	25.3%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 618,527	$ 619,233
Interest on non-performing loans	22,710	15,402
Accrued deferred compensation	30,584	26,288
Post-retirement benefits	22,440	22,440
Other real estate owned property write-down	22,100	22,101
Capital loss carry forward	398,191	398,191
Mark to market purchase accounting adjustments	0	8,373
Unrecognized pension expense – FASB No. 158	538,832	686,071
Net unrealized holding loss on available-for-sale securities	1,170,748	613,197
Gross deferred tax assets	2,824,132	2,411,296
Valuation allowance	(270,166)	(260,166)
	2,553,966	2,151,130
Deferred tax liabilities:		
Deferred loan costs, net	(104,018)	(57,315)
Goodwill and core deposit intangible asset	(662,257)	(646,483)
Accelerated depreciation	(957,538)	(985,152)
Mark-to-market purchase accounting adjustments	(23,204)	0
Mortgage servicing rights	(76,728)	(114,304)
Prepaid pension	(349,059)	(342,241)
Gross deferred tax liabilities	(2,172,804)	(2,145,495)
Net deferred tax asset	$ 381,162	$ 5,635

As of December 31, 2007, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank entered into an agreement with a third party in which the third party is to provide the Bank with account processing services and other miscellaneous services. Under the agreement, the Bank is obligated to pay monthly processing fees through August 5, 2010. In the event the Bank chooses to cancel the agreement prior to the end of the contract term a lump sum termination fee will have to be paid. The fee shall be calculated as the average monthly billing, exclusive of pass through costs for the past twelve months, multiplied by the number of months and any portion of a month remaining in the contract term.

Commitments to purchase securities on a when issued basis totaled $1,410,241 at December 31, 2007.

NOTE 11 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2007 and 2006, the maximum potential amount of the Bank's obligation was $12,800 for financial and standby letters of credit. The Bank's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Bank's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,178,195	$ 15,178,195	$ 11,757,183	$ 11,757,183
Available-for-sale securities	147,377,154	147,377,154	156,492,547	156,492,547
Held-to-maturity securities	70,798	71,435	74,931	74,818
Federal Home Loan Bank stock	5,176,100	5,176,100	4,663,700	4,663,700
Loans held-for-sale	120,000	121,403	304,000	307,071
Loans, net	268,191,275	264,217,484	252,464,430	250,312,089
Accrued interest receivable	2,538,607	2,538,607	2,483,547	2,483,547
Financial liabilities:				
Deposits	$ 317,741,269	$ 318,498,739	$ 313,586,281	$ 313,560,974
FHLB advances	95,011,155	95,183,700	87,093,402	87,478,836
Due to broker	0	0	1,579,611	1,579,611

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2007	2006
Commitments to originate loans	$ 9,002,416	$10,540,525
Standby letters of credit	12,800	12,800
Unadvanced portions of loans:		
Home equity	26,511,813	26,599,791
Commercial lines of credit	10,482,619	8,642,393
Construction	6,178,958	7,322,201
Consumer	7,129,237	6,928,313
	$59,317,843	$60,046,023

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and nearby New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and nearby New York and Massachusetts towns.

NOTE 13 - REGULATORY MATTERS

Bancorp and its subsidiary, the Bank, are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$39,545	15.00%	$21,087	≥8.0%	N/A	
Salisbury Bank and Trust Company	38,683	14.69	21,069	≥8.0	$26,336	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	37,070	14.06	10,544	≥4.0	N/A	
Salisbury Bank and Trust Company	36,174	13.74	10,534	≥4.0	15,801	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	37,070	8.24	17,988	≥4.0	N/A	
Salisbury Bank and Trust Company	36,174	8.06	17,945	≥4.0	22,431	≥5.0
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$38,030	15.28%	$19,914	≥8.0%	N/A	
Salisbury Bank and Trust Company	37,295	14.98	19,929	≥8.0	$24,911	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	35,555	14.28	9,957	≥4.0	N/A	
Salisbury Bank and Trust Company	34,785	13.97	9,964	≥4.0	14,946	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	35,555	8.43	16,879	≥4.0	N/A	
Salisbury Bank and Trust Company	34,785	8.26	16,848	≥4.0	21,060	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of Bancorp will be entitled to dividends only when, and if, declared by the Bancorp's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner's approval is required for dividend payments which exceed the current year's net profits and retained net profits from the preceding two years. As of December 31, 2007, the Bank may declare dividends to Bancorp in an amount not to exceed $7,135,303.

NOTE 14 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the shareholders of Bancorp voted to approve the "Directors Stock Retainer Plan of Salisbury Bancorp, Inc." (the "Plan"). This Plan provides non-employee directors of the Company with shares of restricted stock of Bancorp as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the Plan is 15,000. The first grant date under this Plan preceded the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date the Plan was approved by the stockholders is issued an "annual stock retainer" consisting of 120 shares of fully vested restricted common stock of Bancorp. In 2007 and 2006, 840 shares were issued under the Plan and the related compensation expense amounted to $30,450 and $31,920 respectively.

Note 15- ACQUISITION

On August 1, 2007, the Bank opened a full service branch office in Dover Plains, New York. The opening of the branch reflected consummation on July 31, 2007 of the purchase of a branch office in Mt. Vernon, New York by the Bank pursuant to the Purchase and Assumption Agreement dated October 3, 2006 by and between the Bank and New York Community Bank. Such branch was relocated to Dover Plains, New York and opened for business August 1, 2007.

The assets acquired and liabilities assumed have been recorded by the Company at their fair values at the consummation date. Goodwill recorded totaled $319,407 and will be analyzed for impairment on at least an annual basis. Financial statement amounts for the transaction are included in the Company's consolidated financial statements beginning on the acquisition date. A summary is included in the supplemental disclosure in the cash flow statement.

NOTE 16 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2007 and 2006 include goodwill of $2,357,884 relating to the purchase of a branch of a bank in 2001 and $7,151,421 of additional goodwill from the 2004 merger with Canaan National Bancorp, Inc. In 2007, the Company recorded $319,407 of additional goodwill from the purchase of a branch of a bank in Mt. Vernon, NY.

The Company evaluated its goodwill and intangible assets as of December 31, 2007 and 2006 and found no impairment.

A summary of acquired amortizing intangible assets is as follows:

	As of December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$ 888,606	$ 430,064	$ 458,542
Core deposit intangible-Canaan National merger	1,191,279	320,538	870,741
Total	$2,079,885	$ 750,602	$1,329,283

	As of December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$ 888,606	$ 361,709	$ 526,897
Core deposit intangible-Canaan National merger	1,191,279	224,677	966,602
Total	$2,079,885	$ 586,386	$1,493,499

Amortization expense was $164,216 for the years ending December 31, 2007 and 2006. Amortization is being calculated on a straight-line basis.

Estimated amortization expense for each of the five years succeeding 2007 is as follows:

2008	$ 164,216
2009	164,216
2010	164,216
2011	164,216
2012	164,216
	$ 821,080

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.

(Parent Company Only)

BALANCE SHEETS

December 31, 2007 and 2006

ASSETS	2007	2006
Money market mutual funds	$ 1,340,891	$ 1,199,881
Cash in Salisbury Bank and Trust Company	6,316	2,494
Cash and cash equivalents	1,347,207	1,202,375
Investment in subsidiary	44,668,437	43,579,224
Other assets	2,910	5,469
Total assets	$46,018,554	$44,787,068
LIABILITIES AND SHAREHOLDERS' EQUITY		
Dividends payable	$ 454,956	$ 437,887
Total liabilities	454,956	437,887
Total shareholders' equity	45,563,598	44,349,181
Total liabilities and shareholders' equity	$46,018,554	$44,787,068

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2007 and 2006

	2007	2006
Dividend income from subsidiary	$1,920,000	$1,800,000
Taxable interest on securities	48,487	34,435
	1,968,487	1,834,435
Legal expense	5,485	9,984
Supplies and printing	380	3,503
Other expense	51,181	37,517
	57,046	51,004
Income before income tax benefit and equity in undistributed net income of subsidiary	1,911,441	1,783,431
Income tax benefit	(2,909)	(5,469)
Income before equity in undistributed net income of subsidiary	1,914,350	1,788,900
Equity in undistributed net income of subsidiary	1,885,698	2,464,718
Net income	$3,800,048	$4,253,618

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$3,800,048	$4,253,618
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net income of subsidiary	(1,885,698)	(2,464,718)
Decrease (increase) in taxes receivable	2,559	(3,892)
Issuance of shares for Directors' fees	30,450	31,920
Net cash provided by operating activities	1,947,359	1,816,928
Cash flows from financing activities:		
Dividends paid	(1,802,527)	(1,734,277)
Net cash used in financing activities	(1,802,527)	(1,734,277)
Net increase in cash and cash equivalents	144,832	82,651
Cash and cash equivalents at beginning of year	1,202,375	1,119,724
Cash and cash equivalents at end of year	$ 1,347,207	$ 1,202,375

NOTE 19 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2007 and 2006 follows:

	(In thousands, except earnings per share) 2007 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$6,437	$6,360	$6,602	$6,753
Interest expense	3,071	2,997	3,167	3,197
Net interest and dividend income	3,366	3,363	3,435	3,556
Provision for loan losses	0	0	0	0
Other income	1,124	1,115	1,060	1,165
Other expense	3,319	3,305	3,401	3,489
Income before income taxes	1,171	1,173	1,094	1,232
Income tax expense	237	224	177	232
Net income	$ 934	$ 949	$ 917	$1,000
Earnings per common share	$ .55	$ .56	$ .54	$ .59

	(In thousands, except earnings per share) 2006 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$5,460	$5,789	$6,111	$6,369
Interest expense	2,167	2,531	2,754	3,007
Net interest and dividend income	3,293	3,258	3,357	3,362
Benefit for loan losses	0	0	0	(87)
Other income	1,026	1,001	1,213	1,344
Other expense	2,837	2,992	3,101	3,315
Income before income taxes	1,482	1,267	1,469	1,478
Income tax expense	335	261	309	537
Net income	$1,147	$1,006	$1,160	$ 941
Earnings per common share	$ .68	$ .60	$ .69	$ .56







The achievement of our goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company Board of Directors

Louis E. Allyn II
President,
Allyndale Corporation

John R.H. Blum
Attorney
(retired)

Louise F. Brown
Attorney, Partner,
Ackerly Brown LLP

Richard J. Cantele, Jr.
President and
Chief Operating Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Robert S. Drucker
Proprietor,
Barrington Outfitters

Nancy F. Humphreys
Citigroup New York,
Citibank, as Managing
Director and Treasurer
of Global Corporate
Investment Bank
North America
(retired)

Holly J. Nelson
Tour Operator,
Horses North LLC,
Member in Oblong
Property Management, LLC

John F. Perotti
Chairman and
Chief Executive Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Michael A. Varet
Attorney,
Partner, DLA Piper US LLP,
Presiding Director,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Salisbury Bank and Trust Company Advisory Board

Mary Cooper
Edward O. Heacox
Mary T. Kirby
Eileen M. Mulligan
Jean R. Perotti
Barclay Prindle
Richard Rennia
John P. Tuke

Officers of Salisbury Bancorp, Inc.

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer, Secretary and Treasurer

Lana J. Morrison
Assistant Secretary

Officers of Salisbury Bank and Trust Company

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer and Treasurer

Gerard J. Baldwin
Executive Vice President, Commercial Lending and New Business Development

Todd M. Clinton
Senior Vice President, Chief Technology Officer and Compliance Officer

Diane Farrell
Senior Vice President, Marketing

Diane E. R. Johnstone
Senior Vice President and Trust Officer

Roberta J. Reed
Senior Vice President, Business Development

Geoffrey A. Talcott
Senior Vice President and Chief Lending Officer

Betsy A. Summerville
Senior Vice President, Retail Banking

Doug Cahill
Director of Human Resources

Jonathan P. Blum
Vice President and Trust Officer

Joseph C. Law
Vice President, Commercial Loan Officer

Darrel S. Long
Vice President, Operations

Lana J. Morrison
Vice President and Secretary

Melanie K. Neely
Vice President, Finance

Sharon A. Pilz
Vice President and Trust Officer

Darren Piper
Vice President and Commercial Loan Officer

Amy Raymond
Vice President, Mortgage Origination

Robert Wiseman
Vice President, Trust Operations

Robin L. Foley
Assistant Vice President, Loan Origination

Shelly L. Humeston
Assistant Vice President, Administration

Robert J. Lotz
Assistant Vice President, Finance

Karen S. Ralph
Assistant Vice President, Credit Administration

Spring J. Bagnall
Branch Administrator

Alton E. Golden
Assistant Branch Manager, Sharon Office, Retail Banking Officer

Michele O. Hanlon
Mortgage Servicing Officer

Lisa D. Riley
Loan Servicing Officer

Meredith Tiedemann
Trust Officer

Marie E. Tighe
Information Technology Officer

The Branch Managers

Linda F. Decker
Branch Manager and Assistant Treasurer
Sharon Office

Betsy R. Devino
Branch Manager and Retail Banking Officer
Canaan Office

Georgann B. Farnum
Branch Manager
South Egremont Office

Melissa A. S. Galm
Branch Manager
Lakeville Office

Julie Gregory
Branch Manager
Dover Plains Office

Alice C. Kent
Branch Manager
Salisbury Office

Nancy S. Missaggia
Branch Manager
Sheffield Office

the mission statement of Salisbury Bank and Trust Company

Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State area. We are committed to providing professional financial services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

profile of the corporation

Salisbury Bancorp, Inc. is an independent, publicly-owned banking and financial services company that became the bank holding company for Salisbury Bank and Trust Company on August 24, 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (Salisbury Bank), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank was formed in 1925 by a merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust Company founded in 1874.

A commercial bank with assets of $461,960,398 at December 31, 2007, Salisbury Bank's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the needs of its customers. The Bank also has a full-service Trust and Investment Services division which offers financial planning, trust and estate administration, and investment management services. Salisbury Bank has seven full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan, Connecticut; South Egremont and Sheffield, Massachusetts; and Dover Plains, New York, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL". For more information, call us at 860-435-9801 or visit our website at www.salisburybank.com.

shareholder information

Annual Report

A copy of the Company's 2007 Annual Report on Form 10-K, including the financial statements and the financial statement schedules, may be obtained without charge upon written request to:

John F. Foley
Chief Financial Officer, Treasurer and Secretary
Salisbury Bancorp, Inc.
5 Bissell Street, PO Box 1868
Lakeville, CT 06039-1868

Stock Symbol: "SAL"

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

Transfer Agent

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
www.rtco.com

Independent Auditors

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

This Page Intentionally
Left Blank







The achievement of our goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company Board of Directors

Louis E. Allyn II
President,
Allyndale Corporation

John R.H. Blum
Attorney
(retired)

Louise F. Brown
Attorney, Partner,
Ackerly Brown LLP

Richard J. Cantele, Jr.
President and
Chief Operating Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Robert S. Drucker
Proprietor,
Barrington Outfitters

Nancy F. Humphreys
Citigroup New York,
Citibank, as Managing
Director and Treasurer
of Global Corporate
Investment Bank
North America
(retired)

Holly J. Nelson
Tour Operator,
Horses North LLC,
Member in Oblong
Property Management, LLC

John F. Perotti
Chairman and
Chief Executive Officer,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Michael A. Varet
Attorney,
Partner, DLA Piper US LLP,
Presiding Director,
Salisbury Bancorp, Inc.
and Salisbury Bank and
Trust Company

Salisbury Bank and Trust Company Advisory Board

Mary Cooper

Edward O. Heacox

Mary T. Kirby

Eileen M. Mulligan

Jean R. Perotti

Barclay Prindle

Richard Rennia

John P. Tuke

Officers of Salisbury Bancorp, Inc.

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer, Secretary and Treasurer

Lana J. Morrison
Assistant Secretary

Officers of Salisbury Bank and Trust Company

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer and Treasurer

Gerard J. Baldwin
Executive Vice President, Commercial Lending and New Business Development

Todd M. Clinton
Senior Vice President, Chief Technology Officer and Compliance Officer

Diane Farrell
Senior Vice President, Marketing

Diane E. R. Johnstone
Senior Vice President and Trust Officer

Roberta J. Reed
Senior Vice President, Business Development

Geoffrey A. Talcott
Senior Vice President and Chief Lending Officer

Betsy A. Summerville
Senior Vice President, Retail Banking

Doug Cahill
Director of Human Resources

Jonathan P. Blum
Vice President and Trust Officer

Joseph C. Law
Vice President, Commercial Loan Officer

Darrel S. Long
Vice President, Operations

Lana J. Morrison
Vice President and Secretary

Melanie K. Neely
Vice President, Finance

Sharon A. Pilz
Vice President and Trust Officer

Darren Piper
Vice President and Commercial Loan Officer

Amy Raymond
Vice President, Mortgage Origination

Robert Wiseman
Vice President, Trust Operations

Robin L. Foley
Assistant Vice President, Loan Origination

Shelly L. Humeston
Assistant Vice President, Administration

Robert J. Lotz
Assistant Vice President, Finance

Karen S. Ralph
Assistant Vice President, Credit Administration

Spring J. Bagnall
Branch Administrator

Alton E. Golden
Assistant Branch Manager, Sharon Office, Retail Banking Officer

Michele O. Hanlon
Mortgage Servicing Officer

Lisa D. Riley
Loan Servicing Officer

Meredith Tiedemann
Trust Officer

Marie E. Tighe
Information Technology Officer

The Branch Managers

Linda F. Decker
Branch Manager and Assistant Treasurer
Sharon Office

Betsy R. Devino
Branch Manager and Retail Banking Officer
Canaan Office

Georgann B. Farnum
Branch Manager
South Egremont Office

Melissa A. S. Galm
Branch Manager
Lakeville Office

Julie Gregory
Branch Manager
Dover Plains Office

Alice C. Kent
Branch Manager
Salisbury Office

Nancy S. Missaggia
Branch Manager
Sheffield Office

the mission statement of Salisbury Bank and Trust Company

Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State area. We are committed to providing professional financial services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced shareholder value.

profile of the corporation

Salisbury Bancorp, Inc. is an independent, publicly-owned banking and financial services company that became the bank holding company for Salisbury Bank and Trust Company on August 24, 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (Salisbury Bank), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank was formed in 1925 by a merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust Company founded in 1874.

A commercial bank with assets of $461,960,398 at December 31, 2007, Salisbury Bank's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the needs of its customers. The Bank also has a full-service Trust and Investment Services division which offers financial planning, trust and estate administration, and investment management services. Salisbury Bank has seven full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan, Connecticut; South Egremont and Sheffield, Massachusetts; and Dover Plains, New York, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL". For more information, call us at 860-435-9801 or visit our website at www.salisburybank.com.

shareholder information

Annual Report

A copy of the Company's 2007 Annual Report on Form 10-K, including the financial statements and the financial statement schedules, may be obtained without charge upon written request to:

John F. Foley
Chief Financial Officer, Treasurer and Secretary
Salisbury Bancorp, Inc.
5 Bissell Street, PO Box 1868
Lakeville, CT 06039-1868

Stock Symbol: "SAL"

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

Transfer Agent

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
www.rtco.com

Independent Auditors

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

SALISBURY BANK | enriching.

3 states, 7 branches, tri-state service.


MA
COLUMBIA
SOUTH EGREMONT
SHEFFIELD
CANAAN
NY
SALISBURY
LAKEVILLE
SHARON
LITCHFIELD
CT
DOVER
PLAINS

branch offices:

Lakeville Office
5 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801

Canaan Office
100 Main Street
Post Office Box 757
Canaan, CT 06018
860.824.5423

Dover Plains Office
5 Dover Village Plaza
Post Office Box 693
Dover Plains, NY 12522
845.877.9850

Salisbury Office
18 Main Street
Post Office Box 407
Salisbury, CT 06068
860.435.9801

Sharon Office
29 Low Road
Post Office Box 7
Sharon, CT 06069
860.364.0500

Sheffield Office
73 Main Street
Post Office Box 1069
Sheffield, MA 01257
413.229.5000

South Egremont Office
51 Main Street
Post Office Box 313
South Egremont,
MA 01258
413.528.5100

Salisbury Trust
Wealth Advisory Services
19 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801

Off-site ATMs

Sharon Hospital
50 Hospital Hill Road
Sharon, CT 06069
Located on the first floor

Geer Village
77 South Canaan Road
Canaan, CT 06018
Located on the first floor

enriching.








SALISBURY BANK | enriching.

Salisbury Bancorp, Inc. the holding company for Salisbury Bank and Trust Company

salisburybank.com

END

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